Wheelchair ADL Solutions Corporation

1324 N. Liberty Lake Rd. #169

Liberty Lake, WA 99019

January 31, 2012

United States Securities and Exchange Commission

Attn: Ms. Amanda Ravitz, Assistant Director; and Mr. Tom Jones, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Wheelchair ADL Solutions Corporation

Registration Statement on Form S-1

Filed December 9, 2011

File No. 333-178417

Dear Ms. Ravitz and Mr. Jones:

We are writing in response to your comment letter dated January 5, 2011 regarding the above referenced registration statement. Our responses to your comments follow each of the comments below:

Prospectus Cover Page

1.

The fact that the selling shareholders are offering their shares for the same price at which they purchased them calls into question the secondary nature of this offering, since the shareholders would make no profit through sales at that price. Please tell us why you believe this is properly identified as a secondary offering or revise the secondary offer price.

RESPONSE:

The Company has revised the secondary offering price to $0.15 per share.

2.

Please revise to clearly state that none of the funds for the primary offering will be escrowed or segregated, but will be available to you immediately.  In addition, identify the risk that investors may lose their entire investment if you do not raise the minimum amount needed to launch your business, quantifying such amount.

RESPONSE:

We have revised accordingly.

Prospectus Summary, page 5

3.

Please revise here and the Business section to briefly describe the steps you still need to take and the capital and timelines necessary to generate revenue from your planned business.

RESPONSE:

We have revised accordingly.

Summary of the Offering, page 6

4.

We note the disclosure in this section and in the last paragraph on page 14 that you “will receive approximately $1,250,000 in proceeds from the sale of shares.” Please clarify that you would receive such proceeds if you sold all of the shares and disclose the estimated net proceeds from the sale of all of the shares.

RESPONSE:

We have made the needed clarification.

Risk Factors, page 8

5.

Please add a risk factor to highlight the risk related to a lack of a minimum offering amount, that no minimum amount of funds are assured and no liquidity may result from this offering.

RESPONSE:

We have added such a risk factor.

6.

Please add a risk factor to highlight the risk that investors may purchase shares from your company in the best efforts offering may pay more for their shares than investors who purchase from the selling security holders. In this regard, highlight here and throughout that the existence of the secondary offering, particularly at a lower price, makes it less likely that you will meet your goal of selling all the shares available in the primary offering.

RESPONSE:

We have added such a risk factor.

The Offering, page 14

7.

Please reconcile the disclosure in this section that you issued one million shares to the founder with the disclosure in Note 4 on page F-9 that you issued ten million shares to the founders.

RESPONSE:

We have made the needed reconciliation.

Use of Proceeds, page 14

8.

Please expand the table on page 15 to provide a breakdown of the use of proceeds based on various amounts of shares sold, such as if 25%, 50% and 75% of the five million shares were sold in the primary offering.  Please expand the table on page 17 to include disclosure of dilution based on various amounts of shares sold in the primary offering.

RESPONSE:

We have expanded the tables accordingly.

9.

Please clarify whether any of the proceeds can be used to pay the salary of or make other payments to your officers and directors.   In this regard, expand your discussion of the “hiring of key employees” expense to explain what this would entail.

RESPONSE:

We have made the needed clarification.

Dilution, page 16

10.

Please add risk factor disclosure to highlight the dilution per share to investors.

RESPONSE:

We have added such risk factor disclosure.

Selling Security Holders, page 17

11.

Please revise to attribute shares beneficially owned by each person to that person.  In this regard, spouses and minor children/parents are deemed to beneficially own each other’s shares.  In addition, a person who controls any entity is deemed to beneficially own shares held by that entity.  See Rule 13d-3 of the Securities Exchange Act of 1934.  This comment applies equally to the table on page 26.

RESPONSE:

We have revised the first table to include a column detailing beneficial ownership and have revised the second table to reflect beneficial ownership.

12.

We note the disclosure in the last sentence of the third paragraph of this section that the shares were sold at a purchase price of $.10 per share; however, you also disclose in the fourth and sixth paragraphs in Note 4 on page F-9 that shares were issued to founders and shares were issued for services.  Please revise.

RESPONSE:

We have revised accordingly.

13.

Please disclose the natural person or persons who have voting and/or investment power for the shares held by Gotham Capital, Inc. and Regall Holdings LLC.

RESPONSE:

We have revised accordingly.

Management’s Discussion and Analysis, page 18

14.

Please tell us how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws.

RESPONSE:

We have revised accordingly.

Overview, page 18

15.

Please reconcile your disclosure here that you have not generated any revenues since inception to the disclosure on page F-4 that you have recognized $639 of revenues in the period from November 10, 2011 through November 30, 2011.

RESPONSE:

We have revised accordingly.

Plan of Operation, page 18

16.

Please clarify how the majority of your current funds will be used to operate your business for the first six months.  We note the disclosure on page F-3 that you had total assets of $1,405 at November 30, 2011.

RESPONSE:

We have revised accordingly.

Results of Operations, page 19

17.

Please revise this section here to also provide an analysis of your results of operations.

Discuss in more detail the nature of the revenues you generated and the general and administrative expenses that you incurred from the date of inception through November 30, 2011.  Refer to the guidance in Item 303(A)(3) of Regulation S-K.

RESPONSE:

We have revised accordingly.

Description of Business, page 19

18.

Throughout where you discuss your anticipated business, clarify that the discussion represents your goals, rather than achieved results, since you appear to have no contracts, agreements, facilities or operations whatsoever.  Where you say you will do something or achieve a certain result, make clear that these are goals only.

RESPONSE:

We have revised accordingly.

Market Data, page 20

19.

Please provide supplemental support for the industry data included in this section.  Please mark the materials so that they are keyed to the disclosure.

RESPONSE:

We have attached supplemental support hereto with relevant portions highlighted for your reference.

20.

Given your disclosure throughout your filing that you are a development stage company with limited operations, please tell us why you believe it is appropriate to include disclosure of your projected initial market share and annual growth rate.

RESPONSE:

We have removed that disclosure.

Dependence on one or a few major suppliers, page 22

21.

Please clarify whether you have agreements with the suppliers mentioned in this section and, if applicable, disclose the material terms of the agreements.  In addition, file as exhibits the agreements.

RESPONSE:

We do not have agreements with these suppliers and have made revised accordingly.

Government Regulations, page 22

22.

Please provide the disclosure required by Item 101(h)(4)(viii) of Regulation S-K.

RESPONSE:

We have revised accordingly.

Directors and Executive Officers, page 23

23.

Please identify in this section who serves as your principal accounting and financial officer.  We note the disclosure in the information that is not part of the prospectus on page II-3.

RESPONSE:

We have revised accordingly.

24.

Please limit your disclosure about Mr. Allen to that which is required by Item 401(e) of Regulation S-K.

RESPONSE:

We have removed the extraneous information but believe the balance of the information is appropriate disclosure.

Compliance with Section 16(A) of the Exchange Act, page 25

25.

Please revise to clarify that Section 16(A) will only apply to you if you file a registration statement to register a class of securities under Section 12 of the Exchange Act, which you have not yet done.

RESPONSE:

We have revised accordingly.

Plan of Distribution, page 26

26.

Please describe and file as exhibits the subscription agreement.

RESPONSE:

We have filed the subscription agreement as exhibit 10.2.

27.

Please clarify the disclosure in the last paragraph on page 28 that it will be possible for Mr. Allen to resell any of the five million shares being registered for resale.  We note your disclosure throughout your filing that you filed the registration statement to register for resale 2,013,000 shares on behalf of the selling security holders.

RESPONSE:

We have revised accordingly.

28.

Please clarify the reference in the penultimate sentence on page 28 to the “risk factor number 35 regarding this potential conflict of interest.”  We note that you have less than

35 risk factors.

RESPONSE:

We have removed the reference to Risk Factor 35.

Index to Financial Statements, page F-1

29.

Please revise to include updated financial statements and related disclosures in your filing as required by Rule 8-08 of Regulation S-X.

RESPONSE:

We do not need to include updated financial statements at this juncture as our fiscal year end was November 30, 2011.

Note 1.  Nature of Business, page F-7

30.

Please revise your filing to disclose your fiscal year end.

RESPONSE:

Note 1 has been revised to clearly state that November 30 is our fiscal year end, and we have added clear disclosure regarding our fiscal year end to the body of the Prospectus.

Note 2.  Significant Accounting Policies, page F-7

– Revenue Recognition, page F-7

31.

We note your disclosure on page 5 that to date, your operations have been limited to organizational, start-up and capital formation activities.  We further note that to date you have conducted market research regarding facilities that manufacture assisted living devices and you have conducted preliminary market research of competing products.  In light of these disclosures, please explain to us the nature of the revenues you have recognized to date.  Include an analysis of why you believe such amounts are appropriately classified as revenues.

RESPONSE:

We have sold wheelchair modified equipment in the amount of $639 with a cost of $509.  These were not prototypes.  Our products are modified fittings of existing products.  These sales were to unrelated third parties.  They were not the results of market research or development of our product.  We believe that we have met the conditions that would require the classification of revenue.  We have revised the body of the Prospectus to discuss the nature of the revenues, and it is not necessary for us to revise this note to the financial statements.

Note 3.  Income Taxes, page F-9

32.

Please reconcile your disclosure that you incurred losses of $4,930 for the period from November 10, 2011 through November 30, 2011 with the amounts reported on your statement of operations.

RESPONSE:

We had inadvertently mistyped our loss, which was $122,095, resulting in deferred taxes of approximately $41,500. Note 3 has been changed to reflect the proper numbers.

Exhibit 23.1

33.

To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment.

RESPONSE:

We have included an updated consent.

Signatures, page II-3

34.

Please revise the text on the Signatures page so that it matches the text required by

Form S-1.  We note that you have only included one paragraph on your Signatures page. Please revise to also include the second paragraph and related signatures.  Refer to General Instructions for Form S-1.

RESPONSE:

We have revised accordingly.

Closing

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

Matthew Allen

By: /s/ Matthew Allen

Matthew Allen, Chairman and CEO

Trends and Issues in Wheeled Mobility Technologies http://www.ap.buffalo.edu/ideaproto/Space Workshop/Papers/WEB - Trends_Iss_WC (Cooper).htm

Trends and Issues in Wheeled Mobility Technologies

Rory A. Cooper, Ph.D., and Rosemarie Cooper, M.P.T., A.T.P.
Department of Rehabilitation Science and Technology
University of Pittsburgh
And
Human Engineering Research Laboratories
VA Pittsburgh Healthcare System

I. Introduction

The purpose of the paper is to describe emerging technologies and trends in wheeled mobility and their likely impacts on anthropometry and on design and construction. We provide a concise review of the basic types of devices currently on the market and their recommend uses. Trends in the usage and development of wheelchairs are presented along with some market indicators. Promising emerging technologies are described and areas in need of further development are suggested. Lastly, we have tried to indicate the impact of new wheeled mobility technologies on the built environment and transportation. This paper is not meant to be a comprehensive review of the literature, but rather to provide our perspective on current wheelchair technology and where things might go in the future.

II. Basic Types of Wheeled Mobility Devices on the Market

Figure 1. Photograph of a K0001 depot type manual wheelchair.

The Centers for Medicare and Medicaid Services (CMS) is one of the nation's largest purchasers of wheelchairs.[1], [2] However, neither CMS's coverage nor payment of wheelchairs is always in the best interest of the patients that need them. [3] Wheelchairs are considered by CMS to be durable medical equipment (DME) and must meet the following criteria: capable of withstanding repeated use; primarily used to serve a medical purpose; not useful to person in absence of illness or injury; and appropriate for in home use. [1] The last criterion is often interpreted by Durable Medical Equipment Regional Carriers (DMERC's) to exclude payment of wheelchairs that would provide community mobility and improve function outside the home. Despite the fact that CMS has nine Common Procedure Coding System (CPCS) codes for manual wheelchairs (K0001 – K0009), only the first four codes are regularly covered. [4] Codes K0001-K0003 represent wheelchairs that are essentially designed for depot (e.g., airport, amusement park) or temporary institutional use (e.g., hospitals) and are generally not appropriate as a long-term mobility device. The obvious attraction of K0001-K0003 wheelchairs is their low purchase price, see **Figure 1**. The wheelchairs coded K0004-K0009 provide clinicians and consumers greater ability to select and adjust the wheelchair to the user and accommodate the consumer's functional needs. Ultralight manual wheelchairs are moderately adjustable or selectable manual wheelchairs intended to be used by a single individual {K0005}, see **Figure 2**. Lightweight manual wheelchairs are minimally adjustable or non-adjustable manual wheelchairs intended for an individual or for institutional use {K0004}, see **Figure 3**. Depot

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manual wheelchairs are minimally or non-adjustable manual wheelchair intended for institutional or commercial use {K0001-K0003}.

Figure 2. Picture of an ultralight (K0005) manual wheelchair.

All manual wheelchairs are not alike. There are variations in the quality and performance of manual wheelchairs. [5], [6] It is import for clinicians to realize the benefits of a proper wheelchair prescription, not only for the consumer's comfort and mobility needs but also in the quality of the wheelchair that will last with minimal repairs.[7] Although there are settings in which trained clinicians properly fit wheelchairs, many times the consumer is provided a wheelchair that is determined by what insurance (e.g., CMS, VA) will pay, not what is of benefit to the consumer's function or in considering the quality of the wheelchair itself. Currently CMS will pay only for a limited variety of wheelchairs based on medical necessity. Medicare will only cover lightweight wheelchairs (K0004) for individuals who 1) engage in frequent activities that cannot be performed in a standard or depot wheelchair or 2) requires a seat width, depth or weight that cannot be accommodated in standard or depot wheelchair.[8] Medicare will pay for K0005 wheelchairs when there is adequate justification based upon treatment of prevention of upper extremity repetitive strain injury or in order to be able to independent propel a manual wheelchair. [9] The VA uses broader criteria that include transportation of the wheelchair, mobility outside the home (e.g., school, work, community), and hence provides a higher percentage of K0005 manual wheelchairs. [10]

Figure 3. Picture of a lightweight (K0004) manual wheelchair.

The terms lightweight and ultralight wheelchairs are derived from the Medicare categories of K0004 and K0005 respectively. K0004 wheelchairs must weigh less than 34 pounds without footrests or armrests, and K0005 must weigh less than 30 without foot or arm supports. K0004 wheelchairs have very limited adjustability. Like depot chairs, they can be sized to the user but many of these chairs do not offer features like adjustable axle plates, quick-release wheels, or a method to change the seat to back angle of the wheelchair. Because of the way Medicare reimburderived from the Medicare categories of K0004 and K0005 respectively. K0004 wheelchairs must weigh less than 34 pounds without footrests or armrests, and K0005 must weigh less than 30 without foot or arm supports. K0004 wheelchairs have very limited adjustability. Like depot chairs, they can be sized to the user but many of these chairs do not offer features like adjustable axle plates, quick-release wheels, or a method to change the seat to back angle of the wheelchair. Because of the way Medicare reimburse, at present it is necessary to justify the need for a K0004 or K0005 above a standard K0001. Unfortunately prior authorization, meaning the vendor is guaranteed ahead of time to be reimbursed for the wheelchair, is not always possible. As Medicare serves as an example for many insurers, their actions affect many more people with disabilities.

Powered wheelchairs can be grouped into several classes or categories. [11] The most common groupings are based upon the functions provided by the wheelchair and the intended use. A convenient grouping by intended use is primarily indoor, both indoor/outdoor, and active indoor/outdoor. Indoor wheelchairs have a small footprint (i.e., area connecting the wheels). This allows them to be maneuverable in confined spaces. However, they may not have the stability or power to negotiate obstacles outdoors. Indoor/outdoor powered wheelchairs are used by people who wish to have mobility at home, school, work, and in the community, but who stay on finished surfaces (e.g., sidewalks, driveways, flooring). Both indoor and indoor/outdoor wheelchairs conserve weight by using smaller batteries, which in turn reduces the range for travel.

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Figure 4. Picture of a rear-wheel drive electric powered wheelchair.

Some wheelchair users want to drive over unstructured environments, travel long distances, and to move fast. [12] Active indoor/outdoor wheelchairs may be best suited for these individuals. The active indoor/outdoor-use wheelchairs include those with suspension and use of a power base design. The power base consists of the motors, drive wheels, castors, controllers, batteries and frame. The seating system (e.g., seat, backrest, armrests, legrests, footrests) is a separate integrated unit. Often, seating systems from one manufacturer are used on a power base from another manufacturer.

Power wheelchair bases can be classified as Rear Wheel Drive (RWD), Mid Wheel Drive (MWD), or Front Wheel Drive (FWD). [13] The classification of these three drive systems is based on the drive wheel location relative to the systems center of gravity (CoG). The drive wheel position defines the basic handling characteristic of any power wheelchair. All three systems have unique driving and handling characteristics. In Rear Wheel Drive power bases the drive wheels are behind the user's center of gravity and the casters are in the front. RWD systems are the traditional design and therefore many long-term power wheelchairs are familiar with their performance and prefer them to other designs. A major advantage of RWD systems is its predictable drive characteristic and stability. A potential drawback to a RWD system is its maneuverability in tight areas due to a larger turning radius, see **Figure 4**.

Figure 5. Example of a mid-wheel drive electric powered wheelchair.

In Mid Wheel Drive power bases the drive wheels are directly blow the user's center of gravity and generally have a set of casters or anti tippers in front and rear of the drive wheels, see **Figure 5**. The advantage of the MWD system is a smaller turning radius to maneuver in tight spaces. A disadvantage is a tendency to rock or pitch forward especially with sudden stops or fast turns. When transitioning from a steep slope to a level surface (like coming off a curb cut), the front and rear casters can hang up leaving less traction on the drive wheels in the middle.

Figure 6. Example of a front wheel drive electric powered wheelchair.

A Front Wheel Drive power base has the drive wheels in front of the user's center of gravity and it tends to be quite stable and provides a tight turning radius, see **Figure 6**. FWD systems may climb obstacles or curbs more easily as the large front wheels hit the obstacle first. A disadvantage is that a FWD system has more rearward CoG, therefore the system may tend to fishtail and be difficult to drive in a straight line especially on uneven surfaces. [14]

Scooters are designed for people with limited walking ability and substantial body control. [11] They are power bases with a mounted seat and usually a tiller (e.g., handle bar) steering system, see **Figure 7.** Scooters are primarily characterized by the upholstered seat which is often similar to that used on a lawn tractor or fishing boat. Most scooter seats swivel to ease ingress and egress.

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Figure 7. Photograph of a 3-wheeled scooter.

The seats are often removable to simplify transport in a personal automobile. From an engineering and clinical perspective, one of the most important distinguishing features of a scooter is that speed is controlled electronically and direction is controlled manually. Most scooters allow the steering column to fold or be removed without tools in order to make the scooter easier to transport in a personal motor vehicle. There are products that use electronic steering by using a motor to change the direction of one or both front wheels.

Pressure ulcers are a costly problem in the United States. Another common problem in wheelchair users is back pain and poor posture. For both of these conditions, it is thought that tilt in space and recline may be of benefit. Tilt in space can significantly reduce static seating pressure, a key ingredient in the development of pressure sores. Sprigle & Sposato [15]. and Hobson [16] studied the effects of various seated positions and found that pressure was reduced significantly with 120 degrees of recline. In addition, using recline and tilt in space can allow for a change in position in the wheelchair and thus improve comfort. Nachemson found decreased inter-vertebral disc pressure by reclining the back from 80 to 130 degrees. [17] Others purported advantages of tilt and recline system include better swallowing,[18] and decreased leg edema, [19] Based on these arguments tilt in space and recline are widely prescribe accessories on power wheelchairs. However, there is very little research in this important area.

Figure 8. Picture of an electric powered wheelchair with a power seat recline.

Reclining wheelchairs allow the user to change sitting posture through the use of a simple interface (e.g., switch), see **Figure 8**. Changing seating posture can extend the amount of time a person can safely remain seated without damaging tissue or becoming fatigued. Reclining wheelchairs assist in performing pressure relief. Changing seating position redistributes pressure on weight-bearing surfaces, alters the load on postural musculature, and changes circulation. Changing position can also facilitate respiration. Elevating the legs while lowering the torso can improve venous return, and decrease fluid pooling in the lower extremities

Figure 9. Picture of an electric powered wheelchair with power seat tilt function.

Tilt-in-space systems allow the person to change position with respect to gravity without changing their seated posture (i.e., the joints of the body maintain their seated position) **Figure 9**. There are some difficulties with tilt-in-space wheelchairs. The wheelchairs are heavier than standard wheelchairs, they are less stable, and can require greater turning diameter when reclined. A potential problem with tilt-n-space and reclining seating systems is that the body may not remain in a stable position after transitioning through several seating orientations. Sliding or stretching during reclining or tilting in some individuals may produce undesirable shear forces, excite spacticity, and bunch clothing.

Many activities can be promoted by using a variable seat height wheelchair. Lowering seat height can make it simpler to get under tables and desks. Picking up objects from the floor can also be assisted by an adjustable seat height. Access to the floor is an important feature for promoting the cognitive and social development of children. Children often

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play, explore the environment, and interact with other children at ground level. Children who use wheelchairs can benefit from being able to access the ground. Some wheelchairs provide powered floor access for children. Adults who use wheelchairs may also desire the ability to lower the wheelchair seat to the floor. This can allow parents who are wheelchair users to play with their children or for people to garden. As the person is lowered to the floor by the wheelchair stability is affected. In some wheelchairs, the batteries move as the person is lowered in order to maintain the balance of the wheelchair and rider. Some seat lowering mechanisms alter the legrest angle in order to get closer to the ground. It is important to assure that the rider has suitable range of motion to safely use this feature. Lowering the seat makes access to desks and tables easier. When retrieving items from the floor or placing them in low cabinets a lower seat height can be beneficial. Lowering the seat height tends to make the wheelchair more stable. A lower seat position can be helpful when maneuvering the wheelchair on steep ramps or slopes. The added stability of being able to lower the seat height can be of considerable benefit on cross slopes.

Figure 10. Example of an electric powered wheelchair with powered seat elevation function.

The ability to raise the seat can also provide several advantages, **Figure 10**. Raising the seat height also offers several benefits. Items on high shelves or in high cabinets can be obtained by using an elevating seat. Elevating the seat height is helpful for viewing people at eye level. Tasks such as cooking and washing can be simplified with an elevated seat height. Many powered wheelchair controllers cause the speed of the wheelchair to decrease as the seat height is raised. Increasing seat height tends to decrease the stability of the wheelchair. Most wheelchair manufacturers do not recommend elevating the seat on a slope or uneven terrain.

Stand-up wheelchairs are being produced that are lightweight and transportable. Stand-up wheelchairs offer a variety of advantages over standard wheelchairs, see **Figure 11**. They provide easy access to cabinets, shelves, counters, sinks, and many windows. Many activities around the home are easier to accomplish by using a stand-up wheelchair, for example, cooking, washing dishes, and ironing clothes. Stand-up wheelchairs can reduce the need for significant home modifications. In the workplace, stand-up wheelchairs may help when making presentations using a “white board”, accessing copiers, and interacting with colleagues. The ability to perform some occupations is can be enhanced by using a stand-up wheelchair. For example, machine operators or machinists can perform normal job functions with minimal modifications to the worksite and physicians and surgeons can examine patients and perform procedures safely and effectively.

Greater integration of people with disabilities into society has created new avenues for specialized technologies. Stand-up wheelchair manufacturers have benefited from the increased desire of people with disabilities to be active at home, school, work, and the community. In many cases stand-up wheelchairs allow people to perform activities without significant architectural modifications. This has tremendous potential for overcoming both physical and social barriers which have prevented wheelchair users from gaining greater access to employment, education and community services. For example, a school teacher could use a stand-up wheelchair to conduct physics experiments at a standard laboratory bench without the need to completely remodel the entire classroom. This should not be interpreted to mean that society does not have an obligation to eliminate architectural and social barriers. However, specialized technology provides greater flexibility when making individual accommodations.

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Figure 11. Example of an electric powered stand-up wheelchair.

Stand-up wheelchairs are more complex than most manual or electric powered wheelchairs. Several decisions must be made prior to selecting and fitting a stand-up wheelchair. The rehabilitation team must work with the individual to determine if the stand-up wheelchair should have an electric powered base or whether it should be manually propelled. Stand-up features are integrated into some power wheelchairs with minimal trade-offs (i.e., no additional weight or size). Manually powered stand-up wheelchairs are heavier than lightweight manual wheelchairs. Currently the weight of manually propelled stand-up wheelchairs is between 30 and 60 pounds (13.6 to 27.3 kilograms). Some of the weight can be attributed to the lifting mechanism. All electric powered wheelchairs with a stand-up feature use a separate electric drive system for the stand-up mechanism. Manually powered stand-up wheelchairs may use a manual lifting mechanism or an electric powered lifting mechanism. It is important to realize that many wheelchair users have access to greater financial resources than previously. Through moderate success in employment and education, some wheelchair users have the means to purchase stand-up wheelchairs. In such cases, the individual must decide whether the potential benefits justify the expense.

III. Emerging Wheeled Mobility Devices

In North America, the number of people who are obese is growing at an alarming rate. Obesity is associated with a variety of debillitating diseases and conditions, some of which may lead to the individual requiring a wheelchair for ambulation. [20] Unfortunately, individuals who are morbidly obese may require skill nursing assistance, especially if they become dependent on a wheelchair for mobility. [21] This has resulted in a significant growth in the market for bariatric wheelchairs. Typically, bariatric wheelchairs are classified as wheelchairs required for individuals who weigh over 250 pounds and who have a body-mass-index of greater than 25. [22] Bariatric wheelchairs range from a common wheelchair, manual or powered, that is built to handle the additional mass to custom products that can accommodate people who may weigh up to 1,000 pounds. The of the most significant mobility challenges for individuals who use bariatric wheelchairs is the additional width of the wheelchair, in some cases as great as 60 inches, and the inability to transfer independently. In some cases, specialized lifts are required to transfer individuals in an out of their wheelchairs.

Figure 12. Power Assist Pushrim Activated Wheelchair (PAPAW)

A pushrim activated power assisted wheelchair (PAPAW) uses motors and a battery to augment the power applied by the users to one or both pushrims during propulsion or braking, see **Figure 12**. [23] Applying a torque to the pushrim activates the wheelchair. The torque applied to the pushrim is amplified by the motors and gear-train. A micro-controller controls each of the rear wheels. Software simulates inertia (i.e., allows the wheels to coast between strokes), compensates for discrepancies between the two wheels (eg., differences in friction), and provides an automatic braking system activated when applying a reverse torque to the pushrims. [24] A PAPAW is typically assembled by retrofitting an ultralight manual wheelchair with the PAPAW wheels and some customized hardware. Most PAPAW wheels use quick release axles (i.e., axles that allow the wheels to be removed without tools). Most PAPAW's will

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accommodate standard wheelchair wheels in order to serve as a manual wheelchair as well. The PAPAW represents an entirely new class of wheelchair. There are many people who have difficulty effectively propelling a manual wheelchair because of pain, low cardiopulmonary reserves, insufficient arm strength, or the inability to maintain a posture effective for propulsion. [25], [26] Until recently, people who were unable to effectively propel a manual wheelchair would be presented with the options of using an electric powered wheelchair, using a scooter, or being pushed by an assistant in their manual wheelchair. The PAPAW provides a fourth alternative that may be of substantial benefits to some clients. The electronic controls of a PAPAW are commonly selectable. The electronic controls can be used to set the sensitivity of the pushrims (i.e., to alter the amount of assistance provided by the motors). On some devices, it is possible to adjust the sensitivity of the left and right wheel independently, which is advantageous for people with strength imbalance or motor coordination issues. It has been proposed that a PAPAW could be used for training arm movement post cerebral vascular accident in order to gain greater strength and coordination. The maximum speed, maximum braking, and acceleration are also possible to adjust with a PAPAW. Selecting the settings for the electronic controls of a PAPAW should follow a similar process to that of adjusting an electric powered wheelchair.

The electric powered wheelchair is poised to undergo revolutionary design changes. While devices like the PAPAW represent important advances for people whose abilities balance between using a manual wheelchair and an electric powered wheelchair, there are many more people who could benefit from advances in electric powered wheelchairs. [27] Indeed, people with disabilities and people who are elderly are becoming more empowered to insist upon maintaining or increasing independence and mobility. This has prompted the investigation of technologies that will negotiate uneven terrain, traverse stairs, and detect obstacles in the environment.

Scooters and electric powered wheelchairs are going to become more similar. The demand for electric powered mobility devices that do not look like wheelchairs and that can provide both indoor and outdoor mobility is creating innovation in the marketplace. Improvements in seating systems that allow greater user control (much like in automotive seating), mid-wheel drive scooters that provide good indoor mobility yet have the lightweight and ease of use of a scooter will emerge, and light more transportable power products are being introduced. In the future, modular type designs may evolve that allow wheeled mobility system to be configured (e.g., wheelbase, track-width, steering interface) for the user and the activity.

The Independence 3000 IBOT Transporter (IBOT) has probably garnered the most attention for its innovations in dynamic stabilization that provide it with a unique combination of capabilities, **Figure 13**. The IBOT incorporates a variety of sensors and actuators for dynamic stabilization of the device, speed control, self-diagnosis, and for changing operational functions. [28] The actuators and sensors allow the IBOT to respond to changes in terrain, which cause deviations in the occupant's center of gravity with respect to the device. Three redundant computers help to maintain stability, provide the user with control, and assure safe operation. The IBOT command and control computers use a "voting process" (i.e., two out of three computers must agree upon the action requested by the user and the status of the sensors in order for action to be taken,

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Figure 13. An IBOT in balance function.

otherwise a fault is indicated) to determine the actions of the device in response to requests from the user or changes in device status. The IBOT software also records the operation of the device and maintains an operations log, useful for maintenance. An important feature of the IBOT is that the device contains an internal modem that allows communication with the manufacturer or a service representative at a distance. This provides the potential to down-load logs to determine whether periodic maintenance is necessary and to up-load software changes.

Structurally, the IBOT is based upon a chair mounted through linkages to a wheeled base. The IBOT drive train includes four primary wheels, each controlled through its own set of electric motors, and two caster wheels. The two sets of drive wheels on either side of the chair form a cluster. Each cluster may rotate about its central axis while the wheels may rotate about their hubs, this flexibility allows the IBOT to traverse non-uniform surfaces, inclines, and to climb curbs. The user operates an IBOT via a position sensing joystick and a user control panel containing several buttons attached to the armrest. In a study by Cooper et al., subjects reported using the IBOT to perform a variety of activities including holding eye-level discussions with colleagues and shopping by balancing on two wheels, going up and down steep ramps, traversing outdoor surfaces (e.g., grass, dirt trails) and climbing curbs. [29] The balance and four-wheel drive functions were found to be most helpful. The IBOT required attention to control in standard function. The seat height was too high for most tables and desks and it was challenging to use the IBOT in the bathroom. The IBOT was a functional mobility device. Its greatest strengths are outdoors and in circumstances where there is space to use balance function. [29] Other stair-climbing and curb negotiating devices have also been investigated. Lawn et al. reported on an electric powered wheeled mobility device that can negotiate stairs and ingress/egress into a motor vehicle. [30] Wellman et al. described the investigation into combing the use of robotic legs with a wheeled device to provide increased mobility to people with disabilities. [31] Their device was intended to assist with climbing curbs and uneven terrain. Future advances in controls may benefit from learning from nature and how insects negotiate rough terrain. [32]

Simpson, Yoder and Levine have reported on combing obstacle detection and avoidance with an electric powered wheelchair.[33], [34], [35] They use a combination of ultrasound and infrared sensors to map the environment and provide assistance with guidance and control of an electric powered wheelchair for people who have visual as well as lower limb impairments. This line of research shows promise for helping people who are elderly to maintain independent mobility. Electric powered wheelchairs are poised to get smarter and more accommodating to provide greater mobility with a higher degree of safety.

IV. The Wheelchair Marketplace

In the U.S. an estimated 2.2 million people currently use wheelchairs for their daily mobility [36]. World wide, an estimated 100-130 million people with disabilities need wheelchairs, though less than 10 percent own or have access to one. [37] While these numbers are staggering, experts predict that the number of people who need wheelchairs will increase by 22 percent over the next ten years [38]. The leading cause of disabilities in the world can be attributed to landmines, particularly in developing nations, leading to 26,000 people injured or killed by landmines each year. There is an overwhelming need for wheelchairs and the research and development required to make them safer, more effective, and widely available. This was pointed out by the VHA Rehabilitation Strategic Healthcare Group who identified the following areas as being of particular importance: practitioner credentials, accreditation, device evaluation, device user training, patient education, clinical prescribing criteria, national contracts, and access to new technology [39]. There are over 170 U.S. wheelchair manufacturers with a total reported income of $1.33 billion.

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However, of these companies, only five had sales in excess of $100 million [40]. There is anticipated growth in the wheelchair market. For example, sales of power wheelchairs reached $290 million in the year 2000 up from $205 million in 1996. Scooter sales reached $245 million in 2000, with a sustained growth rate of about 7%. [41] This growth was attributed to the aging baby boomers, growing longevity (an issue facing the rapidly growing aged population), increased incidence of SCI/D, and manual wheelchairs users acquiring electric powered wheelchairs when they start to lose function. [42] While this market is crowded with participants, there is little product differentiation and consolidation is anticipated. [42] Wheelchairs account for about 1% of Medicare spending. [43] The VA provides more wheelchairs than any other U.S. funding organization. [43]

The VA is the single largest supplier of wheelchairs in the US at a cost of approximately twenty million dollars annually. There are about 25 million veterans in the U.S. of which 75% served in a major conflict. [44] About 2.7 million veterans receive disability compensation or pension from VA. In the year 2002, the VA had nearly 4.5 million prosthetic patient visits and performed nearly 6.5 million prosthetics services at an approximate cost of $700 million. There were 1.1 million unique patients seen, which was a 7.9% increase over 2001. The VA purchases over 10,000 electric powered wheelchairs per year and over 50,000 manual wheelchairs per year (most of these are depot style wheelchairs). The CARES initiative showed that less than 65% of veterans were within 4 hr driving time of their prosthetics or specialty care clinic, which could present problems when seeking access to more complex mobility devices that require assistance from experts. [45]

Use of assistive technology is an increasingly common way of adapting to a disability. [46] In 1995, requests to Medicare for reimbursement for durable medical equipment amounted to $6.27 million, an increase of 25.7% over the $4.99 billion level in 1994.[47] The majority of assistive device users, particularly users of mobility aids, are over age 65.[48] However, the aging of the U.S. population does not account for the increase in use of assistive technology._For example, while the U.S. population increased by 19.1% from 1980 – 1994, the age adjusted use of wheelchairs increased by 82.6%.[49] Part of the increase in use of assistive technology can be attributed to remarkable improvements in design, both in functionality and in appearance. For example, there has been an explosion in design options in wheelchairs in last 2 decades, including lighter weight wheelchairs, motorized wheelchairs and scooters, and the ability to customize the fit of the seat and back to the wheelchair rider.[50]

Individuals who use wheelchairs for mobility typically receive a new wheelchair every three to five years. The cost of a new wheelchair varies from about $100 to $30,000 depending upon the complexity of the wheelchair and the degree of impairment of the person. The chances of acquiring a disability increase with age, and most persons aged 75 or older have a some form of disabling condition. People over 65 represent about 43% of people with severe disabilities.[51] Government statistics show that 17% in the general population is over 65 years of age. Approximately 33% of the U.S. population have annual incomes of less than $20,000, and about 15% less than $10,000, and over 50% of people with disabilities fall within these income ranges. The proper selection of the wheelchair and related technology (including cushions) will have substantial socioeconomic costs for the people with disabilities and society. [52] Moreover, the quality of life of the people with disabilities and their families are impacted.

V. Trends in Usage of Wheeled Mobility Devices

The number of people using wheelchairs in the United States is estimated to be greater than 2 million [53]. Increased computing power, low

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cost microcontrollers, and a greater variety of sensors have produced a very complex interaction between electric powered wheelchairs and their users [54]. There are rear-wheel, mid-wheel, and front-wheel drive electric powered wheelchairs. Some wheelchairs can climb stairs and even cluster over obstacles. With so many models and features available, consumers and clinicians should consider numerous safety and performance characteristics of a wheelchair when deciding what type of device to select. However, attempting to acquire performance information from wheelchair manufacturers can be difficult and challenging.

Two main conclusions can be drawn from these studies concerning wheelchair use. First, the number of people using wheelchairs is increasing every year. As the market for wheelchairs continues to expand, manufacturers and companies will offer more varieties of wheelchairs. People will be confronted with having to attempt to discern what wheelchair bests meets their needs. In addition, insurers are looking to manage costs and view durable medical equipment as an area to target for cost containment. This is largely due to the paucity of outcomes studies (something all areas of medicine suffer from), many of the issues are related to community participation and quality of life rather than morbidity and mortality, and the service providers are not widely certified or evenly readily identifiable. The latter factor leads insurers to believe that there is wide-spread fraud and abuse when it comes to assistive technology.

When a person's wheelchair has failed, his or her ability to work, perform daily tasks, and move independently in his or her environments is significantly impacted. Sixty percent of wheelchair failures are a result of engineering factors [55]. Unfortunately, these failures can also lead to injuries that require medical attention. The number of wheelchair failures that resulted in injuries serious enough to warrant medical attention is estimated to be over 36,000 per year [56]. In one study, Frank et al. [57] interviewed 113 power wheelchair users about problems with their newly prescribed wheelchairs. Component failures were reported in 39% of those interviewed. Knowing a wheelchair's reliability and life expectancy is vital for the growing number of individuals who rely upon these devices. Further, this information would assist insurers with making cost-effective purchase decisions as well as preventing injuries and the medical expenses associated with wheelchair failures [58]. More reliable and functional wheelchairs are needed, and they need to accommodate to the increasing population of people with severe and often multiple disabilities. It has been estimated that the current population of people who use electric powered wheelchairs today, only represents about half of the perspective user population. The number would increase if technology were available to provide reliable and safe control of an electric powered wheelchair for individuals who can not operate a joystick or switch array. Adding sensors to the wheelchair to detect obstacles in the environment, improved signal processing, and alternative input systems all show promise for providing more people with independent mobility.

Problems with mobility are prevalent in the older population and they are of special importance to older persons living independently. [59], [60] Interventions to adapt to mobility disability are of three basic types: improve the individual's ability to perform the activity by mending the diseases or impairments causing the disability, eliminate the need to perform the activity or parts of the activity through use of personal assistance, or alter the way the activity is performed, for example through use of assistive technology like a cane, walker, or wheelchair.[4]

Nursing homes (NH) anticipate an increased demand for their services as the number of people aged 65 years or older is expected to double in the next 30 years [61]. Individuals in NH are likely to use wheelchairs [62]. Wheelchairs serve two main purposes in NH. Wheelchairs provide individuals with mobility and a means to participate in daily activities and social events. Residents of NH report their mobility contributes

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significantly to their quality-of-life and feelings of well-being [63]. In addition, wheelchairs assist NH staff in caring for residents who commonly have physical impairment, poor mobility, poor endurance, or are at risk of falling. Therefore, assistive technology holds the promise of helping to enhance or maintain functional independence, while countering the shortage of personal care givers.

Multiple sclerosis is the most common cause of disability, other than trauma, in young adults and within 15 years of onset, 50% of individuals will require assistance with mobility [64]. Aronson [65] found that reduced mobility was associated with reduced quality of life (QoL). Despite the connection between quality of life in MS and mobility, there is virtually no information available to guide decision-making for mobility interventions in this population [66]. Clinicians and patients require more information about when to prescribe assistive technology such as wheelchairs and what type of mobility device intervention is most appropriate. The fear of loss of strength and dependence on technology likely leads to delays in prescription, which can adversely affect quality of life and participation in vocational and social activities.

Obesity is a severe medical problem affecting 1/3 of the North American population (about 58 million people). Associated with many diseases, obesity results in long-term health risks, increased healthcare costs, emotional difficulties, and mortality. [67], [68]. In a 2002 study by Weil et al. [69] almost 25% of people with disabilities were obese as compared to 15% of people without disabilities. After acquiring a disability, the amount of physical activity is found to decrease rapidly which leads to a loss of muscle mass and diminished level of strength. [70] It is likely that at a certain weight, even individuals with normal strength are no longer able to functionally propel a wheelchair. Because rolling resistance is related to weight, a person with a disability who weighs more will require greater effort to propel a manual wheelchair. [71] Despite this known relationship, obesity is currently not considered an acceptable reason for a power wheelchair.

Alternatives to manual wheelchair propulsion include an electric powered wheelchair, scooter and pushrim activated power assisted wheelchairs (PAPAW). PAPAWs provide greater physical activity, are easier to transport and may be an excellent alternative for the obese population. Identifying ways to overcome barriers to mobility and improving wheelchair prescription for overweight individuals with disabilities, and people with upper extremity pain, injury, impairment or weakness could lead to increases in functional independence, self-esteem, and community participation.

People with disabilities are living longer, and expecting to remain more active than ever before. The demand to maintain an active lifestyle despite aging with a disability will present both challenges and opportunities for wheelchair manufacturers and insurers alike. For example, the life expectancy of an individual with spinal cord injury is approaching that of the general population. Another interesting indication is that people with disabilities, especially people who have reached retirement age when acquiring a disability may have more discretionary income or may be better insured. An important consideration is that as wheelchair users age, they are more susceptible to secondary conditions (e.g., repetitive strain injuries, vibration exposure injuries, and decreased cardiovascular capacity). Products and services need to be available to accommodate and where possible prevent or delay these conditions.

Unfortunately, there are no readily available statistics on the sales of wheelchairs and scooters, and it is even more difficult to estimate the size of specific market sectors such as stand-up wheelchairs. A wide variety of wheelchair models are available to consumers. Based upon the information reviewed, and our experience providing clinical services and working with various manufacturers and suppliers, we developed Tables

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1 and 2, which provides estimates for the current U.S. market sizes for selected wheelchair categories. We have also provided indications as to their growth potential. In our estimates, we excluded sales to institutions (e.g., airports, amusement parks, grocery stores) for transport of people.

Table 1. Current manual wheelchair usage by category, and trending.

	Depot	**Lightweight**	**Ultra-Lightweight**	**Bariatric**	**Standing**	**Specialized**
Current Number	600,000	400,000	200,000	50,000	5,000	100,000
Trend	Level	Slow Growth	Moderate Growth	Rapid Growth	Slow Growth	Moderate Growth

Depot- Designed for indoor and institutional use.
Lightweight – Designed for individuals who are inactive and who do not require specialized seating.
Ultra-Lightweight – Designed for individuals who independently propel or require features to accommodate their disability.
Bariatric – Designed for individuals who weight more than 250 pounds.
Standing: A wheelchair that holds the occupant in the standing position.
Specialized – Growth chairs, manual tilt and/or recline, manual seat elevation.

Table 2. Current electric powered wheelchair usage and trending.

	Lightweight Indoor Use	**Indoor Use and Light Outdoor Use**	**Active Indoor and Outdoor Use**	**Electric Powered Scooter**	**Bariatric**	**Standing**	**PAPAW**	**Specialized Seating**
Current Number	50,000	100,000	100,000	350,000	10,000	5,000	5,000	50,000
Trend	Level	Slow Growth	Moderate Growth	Moderate Growth	Rapid Growth	Slow Growth	Rapid Growth	Rapid Growth

Lightweight Indoor Use: Electric powered wheelchairs designed for primarily for indoor use (e.g., home, assisted living facility).
Indoor Use and Light Outdoor Use: Electric powered wheelchair designed for both indoor and outdoor use in ADA environments in good weather.
Active Indoor and Outdoor Use: Electric powered wheelchair designed for daily use in both indoor and outdoor environments in all kinds of weather. May also be used in on natural surfaces.
Electric Powered Scooter: Three or four wheeled tiller steered electric powered vehicle with a captains style seat intended to provide mobility to an individual with a disability.
Bariatric: An electric powered wheelchair intended to be used by individuals with a body mass in excess of 250 pounds.
Standing: An electric powered wheelchair that holds the occupant in the standing position.
PAPAW: Pushrim activated power assisted wheelchair.
Specialized Seating: An electric powered wheelchair that includes power seat functions.

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As the market changes for wheelchairs, public policy, technical and community standards, and clinical practice will need to change as well. The demand for wheelchairs is likely to continue to grow for the foreseeable future. For the past forty years, the number of people with disabilities has been doubling about every ten years. In addition, as wheeled mobility products get better they become attractive to individuals lower levels of impairment further expanding the market. Medical care should continue to improve further increasing the number of people who could benefit from wheeled mobility.

VI. Impact of Wheeled Mobility Devices on Architecture

Despite the growing number of individuals who rely upon wheelchairs every year, very few studies have been undertaken to collect data describing the actual driving behavior of wheelchair users and their participation in everyday and social activities. Most studies have used self-report survey methods or laboratory-based testing, rather than portable instrumentation. [72] Lab-based data collection does not necessarily reflect how wheelchair users drive chairs in their daily lives, and questionnaire and interview methods are error prone due to omission of trips or trip elements, illegible handwriting, and key entry errors etc. This information is critical as an objective guide for designing wheelchairs and wheelchair components, battery design and specification for power wheelchairs, studying risk exposure (e.g. risk of injury because of component failure), and examining quality of life in wheelchair users.

While propelling a wheelchair, users encounter obstacles such as bumps, curb descents, and uneven driving surfaces. These obstacles cause vibrations on the wheelchair and in turn, the wheelchair user, which through extended exposure can cause low-back pain, disc degeneration and other harmful effects to the body [73]. The International Standards Organization (ISO) and the American National Standards Institute developed a standard for whole-body vibration measurement. It includes the amplitudes of vibrations that are considered harmful and the exposure times for vibrations to be dangerous. The standard also discusses some of the physical effects that can occur from whole-body vibration exposure [74]. To date, little research has been conducted to assess the vibrations experienced by wheelchair users. Van Sickle *et al* recorded the forces when using the ANSI/RESNA standards double drum and curb drop tests and compared them to the road loads during ordinary propulsion [75]. Van Sickle *et al* also showed that wheelchair propulsion produces vibration loads that exceed the ISO 2631-1 standards at the seat of the wheelchair as well as the head of the user [76]. DiGiovine *et al* showed that users prefer ultra-light wheelchairs to lightweight wheelchairs while traversing a simulated road course in higher comfort level and better ergonomics [77]. DiGiovine *et al* examined the relationship between the seating systems for manual wheelchairs and the vibrations experienced, showing differences in how seating systems transmit or dampen vibrations.[78] Based on the exposure magnitudes of vibrations defined in the ISO-2631 standard, wheelchair companies added suspension to their wheelchairs to reduce the level of vibrations that are transmitted to wheelchair users.

Cooper *et al* found that in the natural frequency of humans (4-15 Hz) the addition of suspension caster forks do reduce the amount of vibrations transferred to the user [79]. Wolf *et al* have shown that suspension manual wheelchairs are approaching significance in reducing the amount of shock vibrations transmitted to wheelchair users during curb descents [80]. Kwarciak *et al* revealed that although suspension manual wheelchairs visually reduce shock vibrations the chairs are not yet ideal, possibly due to the orientation of the suspension elements [81]. Wolf *et al* and Dobson *et al* conducted an evaluation of the vibration exposure during electric powered wheelchair driving and manual wheelchair propulsion over six selected sidewalk surfaces [82], [83]. When treating the poured concrete sidewalk as the normative standard, all of the surfaces compared most favorably in

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terms of shock and vibration exposure with the exception of the (1/4") beveled edge interlocking concrete surface, which produced mixed results.

New advances in wheelchairs are likely to have some interesting effects on the built environment. For example, devices like the PAPAW and IBOT are designed to provide people with greater access to the built environment and to overcome the barriers that persist in confronting wheelchair users. Other devices, for example bariatric wheelchairs, require much more space than is accommodated by current architecture or city planning. Special consideration may be required for bariatric wheelchair users, especially within healthcare facilities. Smart wheelchairs should expand the population of wheelchair users moving independently throughout the community. Potentially, people who are mobility and visually impaired will have greater community mobility. This may necessitate changes in architecture and public space design. With the exception of bariatric products, the trend in wheelchairs and other wheeled mobility products is to make them more capable in the community.

VII. Transportation Issues Associated with Wheelchair Use

Transportation has been identified as one of the most significant barriers to employment and full community participation by wheelchair users. For individuals who can drive a private vehicle, the most significant issues are the cost of vehicle modifications, the lack of widely acceptable and versatile securement systems, the need for consensus on restraint placement and easily usable restraints, and lift or kneeling systems that are reliable and simple to operate. The only probable of means of making the necessary changes to accessible vehicle design for wheelchair users is to form a consortium of wheelchair transportation engineers, automobile manufacturers, insurers, wheelchair users, wheelchair modification manufacturers, and appropriate government agencies. Much of the problem lies in the disassociation between wheelchair manufacturers, automobile manufacturers, and manufacturers of vehicle modifications. Some of the lack of cooperation seems to stem from liability concerns, but market pressures and public perceptions certainly play a role as well. Federal standards certainly provide a step in the right direction, but there are several examples of products being provided that are not in compliant with standards, and by and large the standards are voluntary with few consequences for noncompliance. The new products being developed will likely only complicate vehicle modifications to facilitate transportation in a privately owned motor vehicle. On the other hand, wheelchair designs seem to be moving in a direction where more people will be able to transfer into the automobile seat and load the wheelchair into their motor vehicle. However, the individual will need the ability to transfer from their wheelchair to the motor vehicle in order to take advantage of the compact or flexible design advances in wheelchairs or scooters.

Public transportation provides entirely different opportunities and challenges for wheelchair users. In areas where reliable and efficient public transportation is available, it can be a convenient and effective means of getting around. However, many wheelchair users object to bus drivers invading their personal space when attaching securement systems or personal restraints. Drivers complain of the difficulty in securing wheelchairs into their buses, and the time that it takes often aggravating other passengers and delaying their schedules. In practice, securement systems are frequently not used on buses or the drivers simply make excuses as to why the wheelchair using passenger can not be transported. Securement in public buses is orders of magnitudes more complex than for private vehicles due to the lack of agreement on a standardized attachment point or even the need for securement of the wheelchair in a bus. Shaw et al. showed that in a survey of wheelchair related accidents between 1988 and 1996, about 0.3 percent (170 incidents) involved a wheelchair aboard a motor vehicle. [84] Only 6 percent of the accidents involving a wheelchair in a motor vehicle were the results of the collision, and in no cases did people receive injuries severe enough to require hospitalization. Further analysis of the data indicated that school and public buses were the safest form of transportation for wheelchair users. Most of the risk associated

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with injury while in a public transportation system is related to tips, falls or undesired movements during vehicle maneuvers that may result in injury to the wheelchair user or other passengers. An approach that contains the wheelchair and user within a limited area of the bus or large transit area may be the most reasonable approach. This would also likely accommodate the changes and advances taking place in wheelchair design.

VIII. Summary and Conclusion

The emergence of advanced mobility devices shows promise for the contribution of engineering to the amelioration of mobility impairments for millions of people who have disabilities or who are elderly. The application of advances in power electronics, telecommunications, controls, sensors, and instrumentation have really only just scratched the surface. Advancing mobility technology for people with disabilities and people who are elderly represents a significant career and business opportunity for engineers who want to serve the public good in a meaningful and tangible way. In other areas, manufacturers of mobility devices are increasing the use of manufacturing technologies to reduce product line complexity. Recent examples include use of molded plastic shrouds, expanded use of outsourcing, and globalization of original equipment suppliers. It also appears that the market is going to experience another period of consolidation, with companies with funds purchasing new technologies through acquisition of smaller companies during this period of economic downturn. The United States and Europe appear to be the regions with the most potential for economic growth in mobility products, while Asia seems the likely focus of future outsourcing to reduce production costs. The growth of some companies (e.g., Invacare), and the introduction of large companies (e.g., Johnson & Johnson, Yamaha Motor Corporation) are likely to change the business of producing wheelchairs. It is likely that wheelchair manufacturing will begin to mirror the automotive and computer industries. Wheelchair manufacturers will probably begin to focus more on the development of new designs and sub-system specifications for their suppliers. The large manufacturers will then assemble and test the final wheeled mobility products.

Based upon our review of the literature, our estimations of market trends, and information provided by consumer groups, manufacturers and suppliers, we were able to identify the following areas for further investigation or product development:

- Research focused on reducing the incidence of secondary conditions (e.g., upper extremity pain, de-conditioning, vibration/shock exposure) associated with long-term wheelchair user.
- Research focused on determining the actual usage patterns of wheelchairs (i.e., what are the exposure rates to hazards, where are wheelchairs used, how frequently are wheelchairs used). The impact of the built environment on mobility and activity needs to be studied.
- Improved outcomes measures to enhance the provision of wheelchairs and to determine who benefits most from existing and emerging technologies.
- Epidemiological and market data are needed to reduce the error in current data to more accurately direct research and development.
- Mobility technology development that accommodates people with severe and/or multiple disabilities to live comfortably, effectively, and as independently as possible in the community.
- Mobility technology to address the needs of emerging or rapidly growing groups of wheelchair users (e.g., active elderly, obese individuals, people with multiple sclerosis).
- Research to support technological standards, architecture and community standards, and clinical practice guidelines.
- Research and development to incorporate technologies and manufacturing techniques from other fields (e.g., rapid prototyping, computer

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simulation, robotic manufacturing, digital signal processing, robust controls).

- Research and development to improve the safety of wheelchair users during a wide-range of activities (e.g., prevention of tips-and-falls, safety when using wheelchairs as a seat in a motor vehicle, safety when using a wheelchair as a seat in public transportation).

There appears to be a steady advance in wheelchairs despite the restrictions imposed by insurance providers. Some changes result in costs savings, whereas others are expanding the capabilities of the user. Some of the trends in wheelchairs are going to require new service delivery mechanisms, changes to public policy, and certainly greater coordination between consumers, policy makers, manufacturers, researchers, and service providers.

IX. References

[1] CMS (June, 2003). Power wheelchair coverage overview. Center for Medicare and Medicaid Services, Retreived August 17, 2003: http://www.cms.hhs/medlearn/PowerWheelchair.pdf

[2] Shalala DE, Vladeck BC, Wolf LF, et al. Table 57. Health Care Financing Review: Statistical Supplement 1996;320-1.

[3] Collins D, Cooper R, Cooper RA, Schmeler M, Strengthening Justification for Assistive Technology with Research Findings: A Case Study, *RESNA News*, p. 1, Spring 2002.

[4] Fitzgerald SG, Cooper RA, Boninger ML, Rentschler AJ, Comparison of Fatigue Life for Three Types of Manual Wheelchairs, *Archives of Physical Medicine and Rehabilitation*, Vol. 82, No. 10, pp. 1484-1488, 2001.

[5] DiGiovine MM, Cooper RA, Boninger ML, Lawrence BL, VanSickle DP, Rentschler AJ, User Assessment of Manual Wheelchair Ride Comfort and Ergonomics, *Archives of Physical Medicine and Rehabilitation*, Vol. 81, No. 4, pp. 490-494, 2000.

[6] Cooper RA, Boninger ML, Rentschler A, Evaluation of Selected Ultralight Manual Wheelchairs Using ANSI/RESNA Standards, *Archives of Physical Medicine and Rehabilitation*, Vol. 80, No. 4, pp. 462-467, 1999.

[7] Cooper RA, Cooper R, Boninger ML, 20 Years and Still Going Strong: 20th Annual Survey of Lightweight Wheelchairs, *Sports 'N' Spokes*, Vol. 28, No. 2, pp. 35-45, March 2002.

[8] Durable Medical Equipment Regional Carrier (DMERC) Region D Supplier Manual. Chapter IX) 54-57, 6-1997. CIGNA Health Care.

[9] Rehab Specialities/Wheelchair Documentation. Continuing Education Workshop. Health Care Financing Administration. Fall, 1998.

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Wheelchair and Scooter Markets to Reach $7.4 Billion by 2012 :SK&A http://www.skainfo.com/healthcare_industry_articles/medical_supplies-011007.php

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Wheelchair and Scooter Markets to Reach $7.4 Billion by 2012 :SK&A http://www.skainfo.com/healthcare_industry_articles/medical_supplies-011007.php

Medical Supplies and Services

Wheelchair and Scooter Markets to Reach $7.4 Billion by 2012

The wheelchair and scooter markets at $3.2 billion in 2005 are expected to grow to $7.4 billion by 2012, according to a new study by Research and Markets, Dublin, Ireland. Wheelchairs and scooters provide mobility and move the healthcare delivery system toward the lower cost homecare.

Home delivery programs to HME providers through drop-ships are evolving in the market. ISG markets a home delivery program to HME providers through which ISG drop-ships supplies in the name of the provider to the address of the customer. Providers have no products to stock, no minimum order requirements and delivery is made within 24 to 48 hours nationwide.

As Wal-Mart brings DME dealers into the stores, there will be continuing demand for mobility products from the customers. The current DME networks will sell lift devices that let people load chairs to and from cars.

Folding wheelchairs facilitate personal mobility for disabled people. Even regular people may begin to wish to extend personal mobility using wheeled devices that work in short range campus environments. Wheelchair vendors seek to maintain low cost, high quality supply chains.

Companies seek to achieve this objective through a strategic combination of enterprise manufacturing facilities, contract manufacturing facilities, and key suppliers. The operational strategy supports the marketing strategy with assets that are fast, flexible providers of new and modified products that respond to the demands of the market.

The supply chain is focused on providing custom, configured, made-to-order products from facilities close to the customers in each of its major markets. As strategic choices are made on locations globally, those facilities that remain in higher cost regions of North America and Europe very focused factories that provide specific competitive advantage to the marketing and sales teams.

Companies have refined cost reduction plans and initiated outsourcing in the first half of 2005 for global manufacturing and implemented international distribution strategies. These are long tem initiatives with some companies that have completion targeted for 2008. These actions are anticipated to generate savings. Companies expect global reductions positions and exiting a number of manufacturing operations worldwide.

Wheelchair markets are expected to grow as the baby boomers age. The aging of the population is expected to change markets. Older people need more support for continued mobility through disability. Rehabilitation becomes more prevalent.

The ability to get reimbursement has been a significant market factor. As baby boomers age and need wheelchairs, they will be willing to pay directly for mobility and comfort as they do now for homes and cars. This trend will assure market growth worldwide.

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